

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2013

Via E-mail
Mr. David Mough
President
Gold Ridge Resources, Inc.
7582 Las Vegas Blvd. South
Suite 552
Las Vegas, NV 89123-1060

> **Re:** **Gold Ridge Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 15, 2013**
> **File No. 333-184793**

Dear Mr. Mough:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Directors and Officers, page 46

1.   We partially reissue comment 11 in our letter dated February 12, 2013. Please provide the business experience for each officer and director for the past five years, as required by Item 401(e)(1) of Regulation S-K. We note, for example, that you have not identified Ms. Flansburg's principal occupation and employment between 2008 and 2010. We also note that you have not identified the name of Mr. Mough's geological consulting business.

Certain Relationships and Related Transactions, page 49

2.   We reissue comment 13 in our letter dated February 12, 2013. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K. We note that you have not disclosed the rate or amount of interest payable on the indebtedness or the amount of

interest paid, if any, during the period for which disclosure is provided. We also note that you have not provided the largest aggregate amount of principal outstanding during the period for which disclosure is required.

Exhibit 10.1 – Form of Subscription Agreement

3.   We reissue comment 18 in our letter dated February 12, 2013. We note that the subscription agreement still includes a representation requiring subscribers to represent that they have read the prospectus. This representation should be deleted, unless it is included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representation as a defense in any subsequent litigation.

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

4.   We note your auditor's consent is dated March 22, 2013. Please obtain and file a consent that will not be more than 30 days old by the expected date of the effectiveness of your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director